

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2022

Erik S. Nelson
Chief Executive Officer
UAN Power Corp.
2030 Powers Ferry Road SE, Suite #212
Atlanta, GA 30339

> **Re: UAN Power Corp.**
> **Amendment No. 3 to Registration Statement on Form 10-12G**
> **Filed April 1, 2022**
> **File No. 000-54334**

Dear Mr. Nelson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael Littman